CONSENT OF QUALIFIED PERSON
I, Christopher Emerson, consent to the public filing by Pan American Silver Corp. of the technical report titled “Technical Report for the Huaron Property, Pasco, Peru”, with an effective date of October 30, 2022.
Dated this 25th day of November, 2022.
/s/ “Christopher Emerson”
Christopher Emerson, FAusIMM